SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2009

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Report contains a copy of the following:

(1)	The Press Release issued on December 2, 2009.

PRESS RELEASE

Brussels, 2 December 2009 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev and CVC Capital Partners

Announce Completion of Sale of

Central European Operations

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) and CVC Capital Partners (“CVC”) announced today that they have completed the sale of AB InBev’s Central European operations, as previously communicated on 15 October, to funds advised by CVC (“CVC Funds”) for an enterprise value of approximately USD 2.2 billion and additional rights to a future payment estimated to be as much as USD 800 million contingent on the CVC Funds’ return on their initial investment. Included in the sale are AB InBev’s operations, to be renamed StarBev, in Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia.

As part of the agreement, StarBev will continue to brew Stella Artois, Beck’s, Löwenbräu and Spaten and distribute Hoegaarden and Leffe in the above countries under license from AB InBev. AB InBev will also continue to brew Staropramen in Russia and Ukraine and to distribute it in several other countries including the US, Germany and the UK.

Barclays Capital and Lazard acted as financial advisors to AB InBev and Clifford Chance acted as legal advisor. Freshfields acted as legal counsel to CVC.

PRESS RELEASE

Brussels, 2 December 2009 – 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local jewels” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in 25 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

About CVC Capital Partners

CVC Capital Partners (“CVC”) is a leading global private equity and investment advisory firm founded in 1981, with a network of 19 Offices and 231 employees throughout Europe, Asia and the United States. The CVC funds currently investing are CVC Fund V, CVC Tandem Fund and CVC Asia III with an aggregate of approximately €18 billion in equity capital. CVC’s local knowledge, relevant sector expertise and extensive contacts underpin a 28-year proven track record of investment success. CVC has the ability to bring an enormous amount of cross-border resource together quickly to focus on winning transactions. Today, CVC funds own 51 companies worldwide employing approximately 280,000 people in numerous countries. Together these companies have combined annual sales approximately €88 billion.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

CVC Capital Partners Contacts:

CVC Capital Partners	Brunswick Group LLP

Claire Ellis	Ronald Schranz
Tel: +44-20-7420-4200	Tel: +43-664-884-31-333
E-mail: cellis@cvc.com	E-mail: rschranz@brunswickgroup.com

Pamela Small
Tel: +43-664-884-31-331
E-mail: psmall@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: December 2, 2009	By:	/s/ B. Loore
Name: B. Loore Title: VP Legal Corporate